                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 6
                            (AMENDED FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)


                               ANGELES PARTNERS XI
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000




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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation* $1,912,278                  Amount of Filing Fee: $382.46

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 12,498.55 units of limited partnership interest of the subject partnership for $153 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $382.46           Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1  Date Filed: September 22, 1999




                         (Continued on following pages)





                                Page 1 of 6 Pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                               [ ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,019

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                          [ ]


9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  10.1%


10.      TYPE OF REPORTING PERSON

                  PN



                                Page 2 of 6 Pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [X]
3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                               [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,019

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                          [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  10.1%

10.      TYPE OF REPORTING PERSON

                  CO



                                Page 3 of 6 Pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a)  [ ]
                                                                     (b)  [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

                                                                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  12,881

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                          [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  32.5%

10.      TYPE OF REPORTING PERSON

                  CO



                                Page 4 of 6 Pages

       AMENDMENT NO. 6 TO SCHEDULE 14D-1/AMENDMENT NO. 10 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 6 to the Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest (the "Units") of Angeles Partners XI (the "Partnership"); and (b) Amendment No. 10 to the
Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 25, 1999, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Apartment Investment and Management Company ("AIMCO"), as amended by (i) Amendment No. 1, filed with the Commission on May 14, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (ii) Amendment No. 2, filed with the Commission on July 1, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (iii) Amendment No. 3, filed with the Commission on August 6, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (iv) Amendment No. 4, filed with the Commission on August 20, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (v) Amendment No. 5, filed with the Commission on September 10, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vi) Amendment No. 6, filed with the Commission on September 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (vii) Amendment No. 7, filed with the Commission on September 22, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (viii) Amendment No. 8, filed with the Commission on October 6, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (ix) Amendment No. 9, filed with the Commission on October 27, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) - (b) At midnight, New York time, on Friday, October 22, 1999, the offer expired pursuant to its terms. A total of 997 Units, representing approximately 2.52% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $153 per Unit.




                                Page 5 of 6 Pages

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 1999
                                            COOPER RIVER PROPERTIES, L.L.C.

                                            By: /s/ Patrick J. Foye
                                               -----------------------------
                                                Executive Vice President

                                            AIMCO/IPT, INC.

                                            By: /s/ Patrick J. Foye
                                               -----------------------------
                                                Executive Vice President

                                            INSIGNIA PROPERTIES, L.P.

                                            By: AIMCO/IPT, INC.
                                                (General Partner)

                                            By: /s/ Patrick J. Foye
                                               -----------------------------
                                                Executive Vice President

                                            AIMCO PROPERTIES, L.P.

                                            By: AIMCO-GP, INC.
                                                (General Partner)

                                            By: /s/ Patrick J. Foye
                                               -----------------------------
                                                Executive Vice President

                                            AIMCO-GP, INC.

                                            By: /s/ Patrick J. Foye
                                               -----------------------------
                                                Executive Vice President

                                            APARTMENT INVESTMENT
                                            AND MANAGEMENT COMPANY

                                            By: /s/ Patrick J. Foye
                                               -----------------------------
                                                Executive Vice President



                                Page 6 of 6 Pages